June 8, 2023
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:       Fortrea Holdings Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed June 2, 2023
File No. 001-41704
Ladies and Gentleman:
Fortrea Holdings Inc. (the “Company”) hereby provides responses to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated June 7, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form 10-12B (the “Registration Statement”) of the Company. In response to the comments set forth in the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing Amendment No. 2 to the Registration Statement on Form 10-12B (including the information statement attached as Exhibit 99.1, “Amendment No. 2”) concurrently with the filing of this letter.
The headings and paragraph number in this letter correspond to those contained in the Comment Letter, and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.
Amendment No. 1 to Form 10-12B, filed June 2, 2023
Capitalization, page 63
1.We note your response to prior comment 1 and your revised disclosure stating that the terms and conditions of your expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing your senior secured notes and the agreement governing the ARPP have not been finalized. Please revise footnote 2 on page 63 to note that the terms and conditions governing your expected indebtedness have not yet been finalized.

Division of Corporation Finance
Securities and Exchange Commission
June 8, 2023

Response: The Company respectfully acknowledges the Commission’s comment and has revised the disclosure on pages 4, 62, 63, 85 and 151 of Amendment No. 2 to note that the terms and conditions governing our expected indebtedness have not yet been finalized.
2.We note you removed the bonus adjustments from de-synergies. Please describe the reasons for the removal. As a related matter, we note you disclosed executive equity incentives in the form of Labcorp RSU on page 135. Please revise to clarify whether Fortrea will bear the compensation costs related to those grants.
Response: The Company respectfully acknowledges the Commission’s comment. The bonus adjustment and explanatory comment were removed as dis-synergies as the bonus costs included in CDCS’ historical operating results were based on the performance of the CDCS business on a standalone basis. Bonuses in future periods will be based on similar metrics thus we do not anticipate a dis-synergy related to the costs.
We confirm that Fortrea will bear the compensation costs related to the equity incentives in the form of Labcorp RSU’s on page 135. These grants will be transitioned to Fortrea in accordance with the discussion on page 57 of Amendment No. 2 and the costs have been included in the pro forma management adjustment for stock compensation. Additionally, please see the revised disclosure on page 57 of Amendment No. 2.
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Division of Corporation Finance
Securities and Exchange Commission
June 8, 2023

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (404) 581-8967 or jtmay@jonesday.com or Thomas Short at (404) 581-8363 or tshort@jonesday.com.

Very truly yours,

/s/ Joel May

Joel May
Partner
Jones Day

cc:	Sandra van der Vaart (Laboratory Corporation of America Holdings)
Owen Lewis (Laboratory Corporation of America Holdings)
Peter Wilkinson (Laboratory Corporation of America Holdings)